

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 6, 2009

By U.S. Mail and Facsimile to: (630) 906-3208

J. Douglas Cheatham
Executive Vice President and Chief Financial Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60507

> **Re:** **Old Second Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-10537**

Dear Mr. Cheatham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel